SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

BlackRock Municipal Credit Alpha Portfolio, Inc.

(Name of Subject Company (Issuer))

BlackRock Municipal Credit Alpha Portfolio, Inc.

(Names of Filing Person(s) (Issuer))

Shares of Common Stock, Par Value $0.10 per share

(Title of Class of Securities)

Institutional Shares – 09262J102

Class A Shares – 09262J300

Class U Shares – 09262J409

(CUSIP Number of Class of Securities)

John M. Perlowski

BlackRock Municipal Credit Alpha Portfolio, Inc.

50 Hudson Yards

New York, New York 10001

(800) 882-0052

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Margery K. Neale, Esq.	Janey Ahn, Esq.
Elliot J. Gluck, Esq.	BlackRock Advisors, LLC
Willkie Farr & Gallagher LLP	50 Hudson Yards
787 Seventh Avenue	New York, New York 10001
New York, New York 10019

August 20, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Issuer Tender Offer Statement on Schedule TO filed on August 20, 2025 (the “Schedule TO”) by BlackRock Municipal Credit Alpha Portfolio, Inc., a Maryland corporation (the “Fund”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, in connection with an offer by the Fund (the “Offer”) to purchase up to 50% of its issued and outstanding shares of common stock, par value $0.10 per share (including Institutional Shares, Class A Shares and Class U Shares, the “Shares”), in exchange for cash at the net asset value of the applicable class of Shares determined as of the close of the regular trading session of the New York Stock Exchange on the day the Offer expires, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 20, 2025 (the “Offer to Purchase”), the related Letter of Transmittal and Supplement No. 1 to the Offer to Purchase (the “Supplement”), copies of which were previously filed as Exhibits (a)(1)(i), (a)(1)(ii), and (a)(1)(iii) respectively, to the Schedule TO.

This Amendment No. 2 is being filed to update Item 12 of the Schedule TO to include a press release announcing the preliminary results of the Offer, which expired on September 19, 2025, at 4:00 p.m. Eastern time. A copy of the press release is attached hereto as Exhibit (a)(5)(ii).

Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the Supplement remains unchanged, and this Amendment No. 2 does not modify any of the information previously reported in the Schedule TO, the Offer to Purchase, the Letter of Transmittal or the Supplement.

Item 1 through Item 9 and Item 11

The information set forth in the Offer to Purchase, the related Letter of Transmittal and the Supplement is incorporated by reference into this Amendment No. 2 in answer to Item 1 through Item 9 and Item 11 of the Schedule TO.

Item 10.	Financial Statements

(a) The audited annual financial statements of the Fund dated July 31, 2024 and the schedule of investments of the Fund dated July 31, 2024, both filed with the SEC on EDGAR on Form N-CSR on October 3, 2024, are incorporated by reference. The unaudited semi-annual financial statements of the Fund dated January  31, 2025 and the schedule of investments of the Fund dated January 31, 2025, both filed with the SEC on EDGAR on Form N-CSRS on April 7, 2025, are incorporated by reference.

(b) Not applicable.

Item 12(a).	Exhibits

Item 12(a) of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(ii) Press release issued on September 19, 2025 is filed herewith.

Item 12(c).	Filing Fees

Filing Fee Exhibit is filed herewith.

Item 13.	Information Required By Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BlackRock Municipal Credit Alpha Portfolio, Inc.

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President and Chief Executive Officer

Dated: September 22, 2025

Exhibit Index

Exhibit Number	Description

(a)(5)(ii)	Press release issued on September 19, 2025 is filed herewith.

Filing Fee Exhibit